Filed pursuant to Rule 424(b)(3)

Registration No. 333-298674

PROSPECTUS SUPPLEMENT No. 1

(to Prospectus dated September 14, 2026)

StablecoinX Inc.

Primary Offering of

19,124,586 Shares of Class A Common Stock

Secondary Offering of

12,668,943 Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated September 14, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-298674). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on September 17, 2026, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “USDE” and “USDEW,” respectively. On September 16, 2026, the closing price of our Class A Common Stock was $6.20 per share and the closing price of our Public Warrants was $1.65 per warrant.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under the federal securities laws and, as such, are subject to certain reduced disclosure and public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 17, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 14, 2026

StablecoinX Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-43372	39-3052555
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6160 Warren Parkway, Suite 100
Frisco, TX	75034
(Address of principal executive offices)	(Zip Code)

(302) 803-6849

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	USDE	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	USDEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 14, 2026, StablecoinX Inc. (the “Company”) and its subsidiary, StablecoinX Assets Inc. (“SC Assets”) entered into a Waiver Letter (the “Waiver Letter”) with Ethena OpCo Ltd. (“Ethena OpCo”) and the Ethena Foundation (the “Foundation,” and together with Ethena OpCo, the “Ethena Parties”).

Pursuant to the Waiver Letter, the Ethena Parties agreed, effective as of October 5, 2026 (the “Waiver Effective Date”), to permanently waive, release and terminate all lock-up, vesting and unlocking restrictions (collectively, the “Lock-Ups”) applicable to the ENA tokens held by, or deliverable to, the Company and its subsidiaries (the “Subject ENA Tokens”), including the 48-month contractual lock-up pursuant to the terms of those certain token purchase agreements applicable to the Subject ENA Tokens purchased by the Company as part of the PIPE in connection with its business combination with TLGY Acquisition Corporation. The Waiver Effective Date aligns with the lock-up release date that the Foundation already announced for other ENA token holders.

The Waiver Letter also establishes a framework for the Company to sell ENA tokens to fund working capital and strategic requirements in connection with activities that are value-accretive to the Ethena ecosystem (each, a “Funding Sale”). To effect a Funding Sale, the Company must provide the Foundation with not less than five (5) business days’ prior written notice, during which the Foundation may elect to acquire all or any portion of the ENA at the proposed price, with the Company permitted to proceed if the Foundation does not respond or exercise such right within the notice period.

Notwithstanding the foregoing, any sale, transfer or other disposition of ENA by the Company will continue to require the prior written consent (which shall not be unreasonably withheld) of the Foundation under Section 4.2(b) of the Amended and Restated Collaboration Agreement, dated September 5, 2025, by and among the Company, SC Assets and the Ethena Parties (the “Collaboration Agreement”). Furthermore, the waiver does not affect any restriction arising under applicable law or regulation, or the Company’s other obligations under the Collaboration Agreement.

The foregoing description of the Waiver Letter does not purport to be complete and is qualified in its entirety by reference to Waiver Letter, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Waiver Letter, dated as of September 14, 2026, by and among StablecoinX Inc., StablecoinX Assets Inc., Ethena OpCo Ltd. and the Ethena Foundation.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 17, 2026

StablecoinX Inc.

By:	/s/ Young Cho
Name:	Young Cho
Title:	Chief Financial Officer

Exhibit 10.1

Ethena OpCo Ltd. (the Company)

Craigmuir Chambers

Road Town, Tortola VG1110

British Virgin Islands

September 14, 2026

To:	StablecoinX Inc.
StablecoinX Assets Inc.
6160 Warren Pkwy, Suite 100
Frisco, TX 75034

WAIVER LETTER

Dear Sirs,

This letter is addressed to StablecoinX Inc. (Pubco) and StablecoinX Assets Inc. (Opco, and together with Pubco and each of their respective subsidiaries, StablecoinX or You). Ethena Foundation (the Foundation) is a party to this letter for all purposes.

The purpose of this letter is to release every lock-up, unlocking schedule and vesting schedule applicable to ENA currently held by or deliverable to You which arises under any agreement with the Company, the Foundation or any of their affiliates, so that the Subject Tokens cease to be subject to any lock-up or unlocking schedule at the same time as ENA held by other holders, and to record the procedure by which the Foundation will consider and consent to sales of ENA by You in support of your operating and strategic requirements.

1.	INTERPRETATION

1.1	In this letter:

Business Day means any day which is not a Saturday, Sunday or recognised public holiday in the British Virgin Islands.

Collaboration Agreement means the Amended and Restated Collaboration Agreement dated September 5, 2025 among the Foundation, the Company, Pubco and Opco, as amended, restated, supplemented or replaced from time to time.

ENA means the native protocol governance token of the Ethena Protocol, and includes sENA, staked ENA, and any token or unit into or for which ENA is at any time converted, exchanged, staked, wrapped or redenominated.

Ethena Agreements means each and every agreement, instrument, deed, side letter, undertaking, arrangement or understanding, whenever and however entered into and whether or not in writing, (a) to which the Company, the Foundation or any of their respective affiliates is a party, or of which any of them has the benefit, and (b) which imposes, creates or gives rise to any Lock-Up. The agreements listed in Schedule 1 are Ethena Agreements; that list is included for convenience only, is expressly non-exhaustive, and no omission from it limits the definition of Ethena Agreements or the scope of the Waiver.

Lock-Up means each lock-up, restricted period, unlocking schedule, vesting schedule, holding period, cliff and instalment release schedule, together with each transfer restriction, escrow, custodial or smart contract arrangement existing solely to give effect to any of the foregoing, in each case applicable to ENA held by, or issuable or deliverable to, You and arising under any Ethena Agreement. Lock-Up includes the Transfer Restrictions and the Unlock Schedule under Clauses 7.2 and 7.3 of each Token Purchase Agreement.

Acquisition Notice has the meaning given in clause 5.5.

Funding Notice has the meaning given in clause 5.3, and Funding Sale has the meaning given in clause 5.2.

Offer Price has the meaning given in clause 5.3(b).

Reference Price has the meaning given in clause 5.5(b), and Review Period has the meaning given in clause 5.4.

Value-Accretive Activities means activities of StablecoinX which are value-accretive to the Ethena ecosystem and in furtherance of the objects of the Foundation, including (a) strategic debt or equity investments and corporate acquisitions; (b) repurchases of shares of Pubco pursuant to a plan adopted in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, previously communicated to and approved by the Foundation, and disclosed in accordance with your legal and regulatory obligations; (c) general working capital requirements from time to time, by reference to your board-approved operating budget for the forthcoming twelve (12) months and net of liquidity otherwise available to You; and (d) new product or software development beyond the StablecoinX Harness and the DVN operations conducted under the DVN Service Agreement.

Working Capital and Strategic Requirements means your funding requirements from time to time in connection with Value-Accretive Activities.

Subject Tokens means any and all ENA which is now, or at any time on or before the Waiver Effective Date becomes, held by, or issuable or deliverable to, You and which is or may become subject to any Lock-Up, including any ENA obtained by way of staking or any protocol-wide programmatic mechanism which is subject to a Lock-Up by operation of Clause 7.6 of any Token Purchase Agreement.

Token Purchase Agreements means (a) the token purchase agreement dated July 21, 2025 between the Company and Opco, (b) the token purchase agreement dated September 5, 2025 between the Company and Opco, and (c) each other token purchase agreement entered into between the Company and Opco (or any of their respective affiliates) in connection with the transactions contemplated by the Collaboration Agreement, in each case, as amended, restated, supplemented or replaced from time to time.

Waiver has the meaning given in clause 3.1.

Waiver Effective Date means October 5, 2026.

1.2	Terms used but not defined in this letter have the meaning given to them in the relevant Ethena Agreement.

1.3	Clause and Schedule headings do not affect interpretation. “Including” and cognate terms mean including without limitation.

2.	BACKGROUND

2.1	Certain ENA held by, or issuable or deliverable to, You is subject to one or more Lock-Ups, including the 48-month contractual lock-up and installment unlock schedule set out in Clauses 7.2 and 7.3 of each Token Purchase Agreement.

2.2	The Company and the Foundation intend that the Waiver release every Lock-Up applicable to the Subject Tokens, irrespective of the instrument in which such Lock-Up appears. Accordingly, the Waiver is expressed by reference to the nature of the restriction waived rather than by reference to any particular agreement, and clause 3.3 is included for the avoidance of doubt only and does not limit clause 3.1.

2.3	The Parties share the objective of building a durable, well-capitalized public company which advances the Ethena ecosystem. The Parties recognize that this requires You to be funded for your Working Capital and Strategic Requirements, and that realizing ENA for that purpose is a legitimate and expected use of your treasury. Clause 5 records the framework agreed between the Parties to support that objective.

3.	WAIVER OF LOCK-UPS

3.1	With effect from the Waiver Effective Date, each of the Company and the Foundation, on its own behalf and on behalf of each of its affiliates, waives, releases and terminates each and every Lock-Up applicable to the Subject Tokens (the Waiver), with the result that on and from the Waiver Effective Date no ENA held by, or issuable or deliverable to, You remains or shall be subject to any Lock-Up.

3.2	For the avoidance of doubt, and without limiting clause 3.1, on and from the Waiver Effective Date the Waiver releases and terminates in full, in respect of all Subject Tokens:

(a)	the Restricted Period and each Transfer Restriction under Clause 7.2 of each Token Purchase Agreement;

(b)	the Unlock Schedule under Clause 7.3 of each Token Purchase Agreement, with the result that all Sale Tokens thereunder are deemed fully unlocked as of the Waiver Effective Date; and

(c)	the retroactive application, under Clause 7.6 of each Token Purchase Agreement, of any Transfer Restriction to ENA obtained by way of staking or any protocol-wide programmatic mechanism in respect of the Sale Tokens.

3.3	Once the Waiver has taken effect, it is permanent. No Lock-Up released by this letter shall revive, and the Waiver is not limited to any particular transfer or disposal of ENA.

3.4	Each of the Company and the Foundation shall, promptly on request following the Waiver Effective Date and at its own cost, execute such further documents and take such further action as You may reasonably require to give effect to the Waiver, including issuing instructions to any custodian, escrow agent or administrator of any smart contract, vesting or unlocking arrangement, and shall procure that each of its affiliates does likewise; provided that nothing in this clause 3.4 requires the Company, the Foundation or any of their affiliates to relinquish, amend or refrain from exercising any custody, control, signing, whitelisting, approval or similar arrangement or right in respect of any ENA, or to take any step beyond that necessary to release the Lock-Ups.

3.5	You represent and warrant that You hold the Subject Tokens for your own account and that no consent of any PIPE Subscriber or other person for whom Opco acted as administrative agent is required in order for the Waiver to take effect in accordance with its terms, or, to the extent any such consent is required, that You have obtained it.

4.	FOUNDATION CONSENT AND VETO RIGHTS UNAFFECTED

4.1	Save as expressly provided in clause 5, nothing in this letter waives, releases, amends or otherwise affects Section 4.2(b) of the Collaboration Agreement or any other consent, approval, veto or disposition-approval right of the Company or the Foundation, each of which remains in full force and effect in accordance with its terms, including as it survives termination pursuant to Section 12.13 of the Collaboration Agreement. Accordingly, and notwithstanding the Waiver, any sale, transfer, disposal, lending, hedging, pledging, collateralization or other encumbrance of ENA by You, and any use of ENA other than as a permanent, unencumbered treasury asset, continues to require the prior written consent of the Foundation, such consent not to be unreasonably withheld.

4.2	Nothing in this letter constitutes, or relieves You of the requirement to obtain, any approval of the Investment Committee under the Collaboration Agreement, of the holders of Pubco Class B Shares, or of the Board, in each case to the extent required in connection with any disposition of ENA.

5.	FUNDING OF WORKING CAPITAL AND STRATEGIC REQUIREMENTS

5.1	The Foundation’s standing position is that it supports your work as value-accretive to the Ethena ecosystem and in furtherance of the Foundation’s objectives, and accordingly that it supports You selling or otherwise realizing ENA to fund your Working Capital and Strategic Requirements. The Parties recognize that meeting those requirements supports your Principal Business and the growth of the Ethena ecosystem. In addition to any ENA usage permitted under Section 4.2(b) of the Collaboration Agreement, which continues to apply and is unaffected by this clause 5, You may sell or otherwise realize ENA to fund your Working Capital and Strategic Requirements in accordance with this clause 5. The Parties further recognize that such requirements may in many cases be met most efficiently, and with least effect on the market for ENA, by the Foundation acquiring the relevant ENA directly for cash, and clause 5.5 provides for that.

5.2	The Foundation hereby grants its prior written consent, for the purposes of Section 4.2(b) of the Collaboration Agreement, to each sale of ENA by You which is (a) notified in accordance with clause 5.3, (b) cleared in accordance with clause 5.4, (c) not acquired by the Foundation under clause 5.5, and (d) effected in accordance with clause 5.10 (each, a Funding Sale). Consent granted under this clause 5.2 satisfies the requirement for prior written consent under Section 4.2(b) in respect of that sale, and no further consent, approval or instrument is required from the Company or the Foundation.

5.3	Not less than the Review Period before the intended first date of sale, You shall provide the Foundation with a written notice (a Funding Notice) describing, in sufficient detail to enable the Foundation to understand and support the proposed application of proceeds:

(a)	the Value-Accretive Activity or Activities to be funded, the Working Capital and Strategic Requirements arising in connection with them, and how meeting those requirements is expected to support your Principal Business or the growth of the Ethena ecosystem;

(b)	the maximum number of ENA proposed to be realized and the period over which the sales are proposed to be made and the minimum price per ENA at which You are willing to sell (the Offer Price);

(c)	the intended manner of execution, including whether sales are proposed to be effected over the counter, through a market-making or agency arrangement, or on exchange, and the categories of counterparty involved;

(d)	the terms of any bona fide offer received by You from a third party in respect of any of the ENA described in the Funding Notice; and

(e)	confirmation that any approval required under clause 4.2 has been, or prior to the first date of sale will be, obtained.

5.4	A proposed sale is cleared, and the consent in clause 5.2 takes effect in respect of it, on expiry of five (5) Business Days from receipt of the Funding Notice (the Review Period), unless before expiry the Foundation (a) delivers an Acquisition Notice under clause 5.5, (b) notifies You that it wishes to discuss the proposed sale under clause 5.9, or (c) notifies you that You may proceed before the expiration of the Review Period. For the avoidance of doubt, if the Foundation does not respond within the Review Period, You may proceed.

5.5	At any time before expiry of the Review Period, the Foundation may elect to acquire all or any part of the ENA described in the Funding Notice, by delivering written notice to You to that effect (an Acquisition Notice). The following apply to any such election:

(a)	the Acquisition Notice shall specify the number of ENA to be acquired and a settlement date falling not later than five (5) Business Days after the date of the Acquisition Notice;

(b)	the price payable per ENA (the Reference Price) shall be [the Offer Price specified in the Funding Notice] / [where a bona fide third-party offer has been disclosed under clause 5.3(d), the price and other economic terms of that offer];

(c)	settlement shall be made in cash, in USD or in USDC, USDe or USDtb as the Parties may agree, against delivery of the relevant ENA free of any lien, encumbrance or restriction, on the settlement date specified in the Acquisition Notice;

(d)	where the Foundation elects to acquire part only of the ENA described in the Funding Notice, the balance is cleared on expiry of the Review Period (unless the Foundation notifies you that You may proceed before the expiration of the Review Period) and may be sold by You as a Funding Sale; and

(e)	if the Foundation delivers an Acquisition Notice but does not settle in full by the specified settlement date, the ENA to which that Acquisition Notice relates is deemed cleared, You may sell it as a Funding Sale without further notice, and the Foundation may not deliver a further Acquisition Notice in respect of it.

5.6	Before selling, transferring or otherwise disposing of any ENA to a third party otherwise than as a Funding Sale, You shall first offer such ENA to the Foundation by delivering a Funding Notice, and clauses 5.4 and 5.5 shall apply to that offer. For the avoidance of doubt, the Foundation is under no obligation to deliver an Acquisition Notice or to acquire any ENA, and no failure to do so gives rise to any claim by You.

5.7	Where the Foundation does not deliver an Acquisition Notice in respect of any ENA described in a Funding Notice, You may sell that ENA as a Funding Sale at a price per ENA not less than the Offer Price. If You wish to sell any such ENA at a price per ENA below the Offer Price, You shall first deliver a further Funding Notice specifying the revised Offer Price, and clauses 5.4 and 5.5 shall apply to it. This clause 5.7 does not apply to sales effected on exchange or through an agency or market-making arrangement by reference to a volume- or time-weighted average price, provided that the volume-weighted average price achieved over the relevant period is not more than [five percent (5%)] below the Offer Price.

5.8	The Foundation shall act reasonably, consistent with Section 4.2(b) of the Collaboration Agreement, and may give a notice under clause 5.4(b) only where it considers, acting reasonably, that the proposed sale:

(a)	is not reasonably connected to a Value-Accretive Activity or to your Working Capital and Strategic Requirements;

(b)	by reason of its size, timing or manner of execution, would not be consistent with the maintenance of an orderly market in ENA; or

(c)	would result in a breach of applicable law, of the Collaboration Agreement or of any other Ethena Agreement.

5.9	Where the Foundation gives a notice under clause 5.4(b), it shall set out which of the matters in clause 5.8 applies and its reasons in reasonable detail, and the Parties shall discuss the proposed sale in good faith for a period of no more than five (5) Business Days with a view to agreeing its size, timing, manner of execution or counterparties. The Foundation shall use reasonable efforts to work with You to identify a structure which meets your Working Capital and Strategic Requirements. On agreement, the proposed sale as modified is cleared for the purposes of clause 5.2. You may deliver a further Funding Notice, in respect of the same or a modified proposed sale, at any time.

5.10	You shall effect each Funding Sale in an orderly manner and shall use commercially reasonable efforts to minimize market disruption, which may include effecting sales over a period, through over the counter or agency arrangements, or by reference to a volume- or time-weighted average price. Clearance under this clause 5 is valid in respect of sales completed within sixty (60) days after clearance, after which a further Funding Notice is required.

5.11	Each Funding Notice, each Acquisition Notice, each notice given under clause 5.4(b) and the contents of any discussion under clause 5.9 are confidential and shall be treated in accordance with clause 8. Neither Party shall make any public announcement concerning a proposed or completed Funding Sale or acquisition under clause 5.5 except as required by applicable law or the rules of any securities exchange, and the Parties shall consult with each other, so far as reasonably practicable and legally permitted, as to the content and timing of any such announcement.

5.12	This clause 5 does not limit the rights of the Company or the Foundation under Section 4.2(b) of the Collaboration Agreement in respect of any sale, transfer, disposal, lending, hedging, pledging, collateralization or other encumbrance of ENA which is not a Funding Sale, and does not constitute a waiver of Section 4.2(b) generally.

5.13	Consent given or deemed given under this clause 5 relates only to the realization of ENA to fund a Value-Accretive Activity. It does not constitute consent to, or approval of, the Value-Accretive Activity itself, where such consent or approval is separately required under Section 4.1 or Section 4.2(a) of the Collaboration Agreement, under Section 5 of the Collaboration Agreement, under the DVN Service Agreement or under any other agreement between the Parties, each of which continues to apply according to its terms.

6.	STABLECOINX CONSENTS AND WAIVERS

6.1	You hereby:

(i)	acknowledge and agree that, upon the Waiver taking effect, neither the Company nor the Foundation shall have any further obligation to You in respect of the release, acceleration or modification of any Lock-Up; and

(ii)	acknowledge and agree that the Waiver confers on You no right, discretion or autonomy to deal in ENA, and covenant that You shall not sell, transfer, assign, dispose of, distribute, lend, hedge, pledge, collateralize or otherwise encumber any ENA, or use any ENA otherwise than as a permanent, unencumbered treasury asset, in each case without first obtaining the prior written consent of the Foundation in accordance with Section 4.2(b) of the Collaboration Agreement or pursuant to clause 5, notwithstanding that such ENA is no longer subject to any Lock-Up.

7.	SCOPE OF THE WAIVER

7.1	The Waiver is limited to Lock-Ups. Nothing in this letter waives, releases, amends or otherwise affects:

(a)	any restriction, condition or obligation arising under applicable law or regulation, including any restriction under the U.S. Securities Act of 1933, as amended, any applicable holding period or manner-of-sale condition under Rule 144, any restriction arising from affiliate status, or any registration or listing requirement, and including the restrictions on transferability referred to in Clause 7.2(a) of each Token Purchase Agreement;

(b)	any restriction, condition or obligation arising under any agreement to which none of the Company, the Foundation or any of their affiliates is a party;

(c)	any restriction, condition or obligation arising under any custody, escrow, exchange, brokerage or similar arrangement between You and a third party;

(d)	the Minimum Staking Requirement or any obligation under Section 3 of the DVN Service Agreement dated April 14, 2026 between the Company and Opco, each of which remains in full force and effect, and You acknowledge that You remain obliged to maintain the Minimum Staking Requirement notwithstanding the Waiver; or

(e)	any obligation of Pubco or Opco under Section 4.1 (Principal Business), Section 4.2 (Restrictions on Activities), Section 5 (Governance and Investment Committee) or Section 7 (Exclusivity) of the Collaboration Agreement, in each case save as expressly provided in clause 5.

7.2	You shall be solely responsible for obtaining any consent, waiver, amendment or release required from any other person in respect of any restriction described in clause 7.1, and none of the Company, the Foundation or any of their affiliates makes any representation as to the tradability, transferability or liquidity of any ENA following the Waiver.

7.3	You acknowledge and agree that (a) You have had the opportunity to consult your own legal, tax, accounting and financial advisors; (b) none of the Company or the Foundation has made any representation or warranty to You in connection with this letter, save as expressly set out herein; and (c) the Company, the Foundation and their affiliates may be in possession of information relating to ENA, the Company, the Foundation or their affiliates which has not been disclosed to You, and You waive any claim against the Company, the Foundation and their affiliates arising out of or relating to the non-disclosure of such information in connection with the giving of the Waiver.

8.	CONFIDENTIALITY

8.1	You shall keep confidential the existence and terms of this letter save that You may make such disclosure as is required by applicable law or regulation or by the rules of any securities exchange on which your securities are listed, provided that, to the extent legally permitted and reasonably practicable, You give the Company reasonable prior notice of the proposed disclosure and a reasonable opportunity to comment on its contents.

8.2	Clause 8.1 is without prejudice to Section 9.1 of the Collaboration Agreement, Clause 14 of each Token Purchase Agreement, or any equivalent provision of any other Ethena Agreement.

9.	RESERVATION OF RIGHTS

9.1	Subject to clause 3.3, the Waiver is without prejudice to any right or remedy which the Company or the Foundation may have now or in the future in respect of the Ethena Agreements. Nothing in this letter shall be, or be deemed to be, a waiver, consent, amendment or agreement in respect of any provision or condition of any Ethena Agreement, except the specific Waiver given in clause 3 and the consent given in clause 5.

10.	CONTINUANCE IN FORCE

10.1	Other than as set out in this letter, the Ethena Agreements shall remain in full force and effect.

10.2	Nothing in this letter varies the governing law of, or the dispute resolution provisions applicable to, any Ethena Agreement.

11.	THIRD PARTY RIGHTS

11.1	Each subsidiary of Pubco or Opco which holds or is entitled to receive ENA may enforce and enjoy the benefit of clause 3 as if it were a party to this letter. The Parties further intend that each such subsidiary be an intended third-party beneficiary of clause 5, entitled to enforce it in accordance with its terms.

11.2	Save as provided in the first sentence of clause 11.1, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Law of the British Virgin Islands to enforce or enjoy the benefit of any term of this letter.

11.3	The parties may amend or terminate this letter without the consent of any person referred to in clause 11.1.

12.	COUNTERPARTS

12.1	This letter may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts together shall constitute one letter. Delivery of an executed counterpart by electronic means shall be effective as delivery of an original.

13.	GOVERNING LAW

13.1	Save as provided in clause 13.2, this letter and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of the British Virgin Islands, and the courts of the British Virgin Islands shall have exclusive jurisdiction.

13.2	Clauses 4, 5 and 6.1(ii), and any dispute or claim arising out of or in connection with any of them, shall be governed by and construed in accordance with the laws of the State of Delaware, and the exclusive forum for any such dispute shall be the Court of Chancery of the State of Delaware (or, if that court lacks subject-matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), consistent with Sections 10.3 and 12.3 of the Collaboration Agreement.

Please sign and return the enclosed copy of this letter to us within three (3) Business Days of the date of this letter to confirm your agreement with its terms.

/s/ Petri Basson
By: Petri Basson

Director of Ethena Foundation, sole director of Ethena OpCo Ltd.

For and on behalf of each of Ethena OpCo Ltd. and Ethena Foundation

We acknowledge and confirm our agreement to the terms of this letter of which this is a copy.

Signed	/s/ Young Cho
Name:	Young Cho
Title:	CFO

For and on behalf of: StablecoinX Inc. and StablecoinX Assets Inc., in each case for itself and on behalf of each of its subsidiaries

Date September 14, 2026

SCHEDULE 1

Ethena Agreements (non-exhaustive)

The following agreements are Ethena Agreements for the purposes of this letter, in each case to the extent that they impose, create or give rise to any Lock-Up. This Schedule is included for convenience only. It is not exhaustive, and the omission of any agreement, instrument, side letter, undertaking, arrangement or understanding from this Schedule does not limit the definition of Ethena Agreements or the scope of the Waiver.

1.	The token purchase agreement dated July 21, 2025 between the Company and Opco (the Signing Token Purchase Agreement), including Clauses 7.2, 7.3 and 7.6 thereof.

2.	The token purchase agreement dated September 5, 2025 between the Company and Opco, including Clauses 7.2, 7.3 and 7.6 thereof.

3.	Each other token purchase agreement entered into between the Company and Opco (or any of their respective affiliates) in connection with the transactions contemplated by the Collaboration Agreement.

4.	The Amended and Restated Collaboration Agreement dated September 5, 2025 among the Foundation, the Company, Pubco and Opco.

5.	The Contribution Agreement dated July 21, 2025 among the Foundation, Pubco, Opco and TLGY Acquisition Corp.

6.	The subscription agreements dated July 21, 2025 and September 5, 2025 among TLGY Acquisition Corp., Pubco, Opco and the subscribers party thereto, to the extent the Company, the Foundation or any of their affiliates is a party thereto or has the benefit thereof.

7.	The DVN Services Agreement dated April 14, 2026 among the Company and Opco.

8.	Any side letter, undertaking, escrow arrangement, custodial arrangement, vesting schedule, unlocking schedule or smart contract arrangement entered into or established under or in connection with any of the foregoing.